INDEX COMPARISON

Thornburg Global Value Fund

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INDEX COMPARISON

Compares performance of Thornburg Global Value Fund and Morgan Stanley Capital International Europe, Australia and Far East Index for the period May 28, 1998 to March 31, 2001. Past performance of the Index and the Fund may not be indicative of future performance.



Class A Shares

Average Annual Total Returns (at max. offering price) (periods ending 3/31/01)	
Since inception (5/28/98)	9.78%
One year	(15.69)%



Class C Shares

Average Annual Total Returns (periods ending 3/31/01)	
Since inception (5/28/98)	(12.41)%
One year	10.55%

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